SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

COMMUNITY FINANCIAL SHARES, INC.
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

20366P100
(CUSIP Number)

Marc Weingarten
Schulte Roth & Zabel LLP
919 Third Avenue
New York, New York 10022
(212) 756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 13, 2013
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 20366P100	SCHEDULE 13D/A	Page 2 of 13 Pages

1	NAME OF REPORTING PERSONS SBAV LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 686,043 shares of Common Stock (See Item 4 and Item 5 below)
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 686,043 shares of Common Stock (See Item 4 and Item 5 below)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 686,043 shares of Common Stock (See Item 4 and Item 5 below)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 9.9%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 20366P100	SCHEDULE 13D/A	Page 3 of 13 Pages

1	NAME OF REPORTING PERSONS SBAV GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 686,043 shares of Common Stock (See Item 4 and Item 5 below)
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 686,043 shares of Common Stock (See Item 4 and Item 5 below)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 686,043 shares of Common Stock (See Item 4 and Item 5 below)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 9.9%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 20366P100	SCHEDULE 13D/A	Page 4 of 13 Pages

1	NAME OF REPORTING PERSONS Clinton Magnolia Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 59,600 shares of Common Stock (See Item 4 and Item 5 below)
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 59,600 shares of Common Stock (See Item 4 and Item 5 below)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 59,600 shares of Common Stock (See Item 4 and Item 5 below)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 0.9%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 20366P100	SCHEDULE 13D/A	Page 5 of 13 Pages

1	NAME OF REPORTING PERSONS George Hall
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 686,043 shares of Common Stock (See Item 4 and Item 5 below)
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 686,043 shares of Common Stock (See Item 4 and Item 5 below)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 686,043 shares of Common Stock (See Item 4 and Item 5 below)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 9.9%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 20366P100	SCHEDULE 13D/A	Page 6 of 13 Pages

1	NAME OF REPORTING PERSONS Clinton Group, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 686,043 shares of Common Stock (See Item 4 and Item 5 below)
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 686,043 shares of Common Stock (See Item 4 and Item 5 below)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 686,043 shares of Common Stock (See Item 4 and Item 5 below)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 9.9%
14	TYPE OF REPORTING PERSON CO; IA

CUSIP No. 20366P100	SCHEDULE 13D/A	Page 7 of 13 Pages

This Amendment No. 3 (“Amendment No. 3”) amends and supplements the Schedule 13D, originally filed on December 31, 2012 (the “Original Schedule 13D”), Amendment No. 1 to the Original Schedule 13D, filed on March 26, 2013 (“Amendment No. 1”) and Amendment No. 2 to the Original Schedule 13D, filed on April 1, 2013 (“Amendment No. 2”, and together with this Amendment No. 3, the “Schedule 13D”) and relates to the common stock, no par value, of Community Financial Shares, Inc., a Maryland corporation. Capitalized terms used herein and not otherwise defined in this Amendment No. 3 have the meanings set forth in the Schedule 13D. Except as specifically provided herein, this Amendment No. 3 does not modify any of the information previously reported on the Original Schedule 13D.

Item 1.	SECURITY AND ISSUER

Item 1 is hereby amended and restated as follows:

This Schedule 13D relates to the common stock, no par value per share (the “Common Stock”), of Community Financial Shares, Inc., a Maryland Corporation (the “Issuer”). The principal executive offices of the Issuer are located at 357 Roosevelt Road, Glen Ellyn, Illinois 60137.

Item 2.	IDENTITY AND BACKGROUND

Paragraphs (a), (b) and (c) of Item 2 are hereby amended and restated in their entirety as follows:

(a) This statement is filed by SBAV LP, a Delaware limited partnership (“SBAV”), SBAV GP LLC, a Delaware limited liability company (“SBAV GP”), George Hall (“Mr. Hall”), Clinton Magnolia Master Fund, Ltd., a Cayman Islands exempted company (“Magnolia”) and Clinton Group, Inc., a Delaware corporation (“Clinton”, and together with SBAV, SBAV GP, Magnolia and Mr. Hall, the “Reporting Persons”).

(b) The principal business address of each of the Reporting Persons is 601 Lexington Avenue, 51st Fl., New York, New York 10022.

(c) The principal business of SBAV is to invest in securities. The principal business of SBAV GP is to act as the general partner of SBAV. The principal business of Magnolia is to invest in securities. The principal business of Clinton is to provide investment management services to private individuals and institutions. George Hall is the sole and managing member of SBAV GP and the president of Clinton.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 is hereby amended and supplemented by the addition of the following:

Funds for the purchase of the 596 shares of Series C Preferred Stock and 1,248 shares of Series D Preferred Stock reported herein by Magnolia were derived from available working capital of Magnolia. A total of $184,400 was paid to acquire such shares of Series C Preferred Stock and Series D Preferred Stock.

CUSIP No. 20366P100	SCHEDULE 13D/A	Page 8 of 13 Pages

Item 4.	PURPOSE OF TRANSACTION

Item 4 is hereby amended and supplemented as follows:

The term “Stock Purchase Agreement” is replaced with the term “Securities Purchase Agreement”.

Item 4 is hereby further amended and supplemented by the addition of the following:

On June 13, 2013, the stockholders of the Issuer approved an amendment to the Certificate of Designations for the Issuer’s Series C Preferred Stock (such amended and restated Certificate of Designations, the “Amended and Restated Series C Certificate of Designations”) to include conversion blockers that prevent a holder of the Series C Preferred Stock from converting shares of the Series C Preferred Stock into Common Stock to the extent (but only to the extent) that such conversion would result in the holder, or any of its affiliates, beneficially owning (as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder) more than 9.9% or 4.9%, as applicable, of the Issuer’s outstanding Common Stock (the “Series C Conversion Blocker”). The amendment became effective upon the Company’s filing of the Amended and Restated Certificate of Designations for the Series C Preferred Stock with the Delaware Secretary of State on June 14, 2013. Pursuant to the terms of the Amended and Restated Certificate of Designations for the Series C Preferred Stock, the Series C Conversion Blocker is applicable to the Reporting Persons and their affiliates because SBAV purchased shares of both Series C Preferred Stock and Series D Preferred Stock pursuant to the Securities Purchase Agreement.

On July 10, 2013, SBAV elected to participate in the Second Closing (as defined in the Securities Purchase Agreement). On July 10, 2013, SBAV, in accordance with the Securities Purchase Agreement, assigned its rights to participate in the Second Closing to Magnolia (which is affiliated with SBAV).

On July 17, 2013, Magnolia acquired, pursuant to the Second Closing under the Securities Purchase Agreement (i) 596 shares of Series C Preferred Stock and (ii) 1,248 shares of Series D Preferred Stock.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Paragraphs (a), (b) and (c) of Item 5 are hereby amended and restated in their entirety as follows:

(a) and (b) As described in Item 4, as of the close of business on July 17, 2013, SBAV holds (i) 18,713 shares of Series C Preferred Stock convertible into a 686,043 shares of Common Stock (assuming no conversions of any Series C Preferred Stock held by Magnolia) and (ii) 44,148 shares of Series D Preferred Stock convertible by SBAV into 0 shares of Common Stock, representing approximately 9.9% of the outstanding Common Stock after taking into account such conversions. The foregoing excludes (i) 1,185,257 shares of Common Stock issuable upon the conversion of shares of Series C Preferred Stock held by SBAV because of the Series C Conversion Blocker and (ii) 4,414,800 shares of Common Stock issuable upon the conversion of shares of Series D Preferred Stock held by SBAV because of the conversion blockers noted in Item 4.

CUSIP No. 20366P100	SCHEDULE 13D/A	Page 9 of 13 Pages

SBAV GP, as the general partner of SBAV, may be deemed to beneficially own the 686,043 shares of Common Stock (assuming no conversions of any Series C Preferred Stock held by Magnolia) held by SBAV, representing approximately 9.9% of the outstanding Common Stock after taking into account such conversions.

As described in Item 4, as of the close of business on July 17, 2013, Magnolia holds (i) 596 shares of Series C Preferred Stock convertible into a maximum of 59,600 shares of Common Stock (assuming no conversions of any Series C Preferred Stock held by SBAV) and (ii) 1,248 shares of Series D Preferred Stock convertible by Magnolia into 0 shares of Common Stock, representing approximately 0.9% of the outstanding Common Stock after taking into account such conversions. The foregoing excludes 124,800 shares of Common Stock issuable upon the conversion of shares of Series D Preferred Stock held by Magnolia because of the conversion blockers noted in Item 4.

Clinton, as the investment manager of SBAV and Magnolia, and Mr. Hall, as the president of Clinton and sole managing member of SBAV GP, may be deemed to beneficially own (x) the 686,043 shares of Common Stock (assuming no conversions of any Series C Preferred Stock held by Magnolia) held by SBAV representing approximately 9.9% of the outstanding Common Stock after taking into account such conversions, and (y) the 59,600 shares of Common Stock (assuming no conversions of any Series C Preferred Stock held by SBAV) held by Magnolia, representing approximately 0.9% of the outstanding Common Stock after taking into account such conversions.

As noted above, the Reporting Persons do not have the right to exercise voting rights with respect to the Series D Preferred Stock on any matter, subject to limited exceptions.

The aggregate percentage of Common Stock beneficially owned by the Reporting Persons is based upon (i) the 6,243,688 shares of Common Stock issued and outstanding as of June 14, 2013, plus (ii) the 686,043 shares of Common Stock into which the Series C Preferred Stock held by SBAV and Magnolia may be currently converted (after giving effect to the limits of the Series C Conversion Block), for an aggregate of 6,929,731 shares of Common Stock outstanding after giving effect to such conversion.

(c) Other than the receipt of the shares of Series C Preferred Stock and shares of Series D Preferred Stock described in Items 3 and 4, the Reporting Persons have not effected any transactions in the Common Stock during the past 60 days.

CUSIP No. 20366P100	SCHEDULE 13D/A	Page 10 of 13 Pages

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 is hereby amended and restated as follows:

As set forth in Item 4 above, in connection with the issuance of the Initial C Shares and Initial D Shares, on December 21, 2012, SBAV entered into the Securities Purchase Agreement, which is referenced as Exhibit 1 to this Schedule 13D.

The rights and privileges of the Series C Preferred Stock are contained in the Amended and Restated Series C Certificate of Designations, which is referenced as Exhibit 2 to this Schedule 13D.

The rights and privileges of the Series D Preferred Stock are contained in the Series D Certificate of Designations, which is referenced as Exhibit 3 to this Schedule 13D.

The Registration Rights Agreement is attached as Exhibit 4 to this Schedule 13D. In connection with the Securities Purchase Agreement, SBAV and SBAV GP made certain commitments to the Board of Governors of the Federal Reserve Board to ensure that SBAV, SBAV GP and their affiliates will not, among other things, exercise or attempt to exercise a controlling influence over the management or policies of the Issuer or any of its subsidiaries (the “Passivity Commitment”).

Other than the Securities Purchase Agreement, the Series C Certificate of Designations, the Series D Certificate of Designations, the Registration Rights Agreement, the Passivity Commitment and the Joint Acquisition Statement attached as Exhibit 5 hereto, as of the date hereof, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Item 7 is hereby amended and restated as follows:

Exhibit	Description
1	Securities Purchase Agreement, dated November 13, 2012, among SBAV, the Issuer and the other parties signatory thereto (incorporated by reference Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission (the “SEC”) on November 14, 2012).
2	Amended and Restated Certificate of Designations of the Powers, Preferences and Rights of the Series C Preferred Stock (incorporated by reference to Appendix D to the Issuer’s Definitive Proxy Statement on Schedule 14A, filed by the Issuer with the SEC on April 29, 2013).

CUSIP No. 20366P100	SCHEDULE 13D/A	Page 11 of 13 Pages

3	Certificate of Designations of the Powers, Preferences and Rights of the Series D Preferred Stock (incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K filed by the Issuer with the SEC on December 26, 2012).
4	Registration Rights Agreement, dated as of November 13, 2012, between the Issuer and the purchasers identified therein (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer with the SEC on November 14, 2012).
5	Joint Filing Agreement, dated July 19, 2013.

CUSIP No. 20366P100	SCHEDULE 13D/A	Page 12 of 13 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: July 19, 2013

SBAV LP

/s/ George Hall
Name: George Hall
Title: Managing Member

SBAV GP LLC

/s/ George Hall
Name: George Hall
Title: Managing Member

CLINTON MAGNOLIA MASTER FUND, LTD.

By: Clinton Group, Inc., its investment manager

/s/ George Hall
Name: George Hall
Title: Managing Member

GEORGE HALL

/s/ George Hall

Clinton Group, Inc.

/s/ George Hall
Name: George Hall
Title: Managing Member

CUSIP No. 20366P100	SCHEDULE 13D/A	Page 13 of 13 Pages

Joint Filing Agreement

PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D may be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows that such information is inaccurate.

Date: July 19, 2013

SBAV LP

/s/ George Hall
Name: George Hall
Title: Managing Member

SBAV GP LLC

/s/ George Hall
Name: George Hall
Title: Managing Member

CLINTON MAGNOLIA MASTER FUND, LTD.

By: Clinton Group, Inc., its investment manager

/s/ George Hall
Name: George Hall
Title: Managing Member

GEORGE HALL

/s/ George Hall

Clinton Group, Inc.

/s/ George Hall
Name: George Hall
Title: Managing Member